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                                                                   Exhibit 99.66

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Medicine/Business Editors:
     ELAN AND TRANSITION THERAPEUTICS INC. ANNOUNCE GLOBAL COLLABORATION TO DEVELOP AND COMMERCIALIZE ALZHEIMER'S DISEASE DRUG AZD-103

DUBLIN AND TORONTO, Sept. 27 /CNW/ - ELAN CORPORATION, PLC ("Elan") (NYSE:ELN) and TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH), today announced an exclusive, worldwide collaboration agreement for the joint development and commercialization of a novel therapeutic agent, AZD-103, for the treatment of Alzheimer's disease. AZD-103 is a small molecule compound in Phase I clinical development that acts by breaking down and preventing the assembly of beta amlyoid fibrils, a hallmark pathology of Alzheimer's disease.

Under the terms of the agreement, Transition will receive upfront payments of US$15 million: US$7.5 million in 2006 and the remaining US$7.5 million in 2007. In addition, dependant upon the successful development, regulatory approval and commercialization of AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million. Elan and Transition will share the costs and operating profits of AZD-103 if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependant on certain elections that may be made during the development of AZD-103.

"We are delighted to have this opportunity to work closely with Dr. Cruz and his team at Transition. The opportunity to advance this program to provide much needed therapeutic choice in the treatment of Alzheimer's will be a strategic priority and focus for all of us here at Elan. By joining forces, we increase our probability of success. The AZD-103 program represents a significant addition to our scientific portfolio and continues to reinforce our commitment and leadership in bringing more therapeutic choice to patients and their caregivers suffering from Alzheimer's around the world," said Kelly Martin, Chief Executive Officer and President of Elan.

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"We are extremely pleased to have Elan as our collaborator in developing
AZD-103. Elan shares our vision and commitment to develop an effective Alzheimer's disease therapy. We are confident this collaboration will allow us to fully achieve the potential of the disease-modifying compound AZD-103 and help make a difference in the lives of millions of Alzheimer's disease patients and their loved ones," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

CONFERENCE CALL

Transition will hold a conference call at 11:00am Eastern time on Wednesday, September 27th, 2006 to discuss today's news in more detail. This call is open to the public and can be accessed live either over the Internet from the company's website www.transitiontherapeutics.com or by dialling 1(888) 633-8341 or (416) 620-5690.

ABOUT THE AZD-103 DRUG

AZD-103 is a novel therapeutic agent in Phase 1 clinical development for the treatment of Alzheimer's disease that has the potential to both reduce disease progression and improve symptoms such as cognitive function. As reported recently in a Nature Medicine publication, oral treatment with AZD-103 reduced accumulation of amyloid beta and amyloid beta plaques in the brain, and reduced or eliminated learning deficits in a leading transgenic mouse model of Alzheimer's disease. In addition, AZD-103 is well positioned as a potential Alzheimer's therapy as it is a small molecule, crosses the blood brain barrier and has exhibited a favorable safety profile.

ABOUT ALZHEIMER'S DISEASE

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans and approximately 20 million people worldwide, and with an aging population incidence of Alzheimer's disease is expected to double over the next 20 years. Currently approved Alzheimer's therapies treat some disease symptoms but do not reverse or slow down disease progression. These products have worldwide annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of products that have the potential to alter disease progression.

ABOUT ELAN

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

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ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.TM and GLP1-I.N.T.TM for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, and HCV-I.E.T. for the treatment of hepatitis C. Transition has a strong pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements regarding the collaboration agreement between Elan and Transition. These statements are based on Elan's and Transition's current beliefs and expectations. AZD-103 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Elan's and Transition's current expectations include the risks that clinical development of AZD-103 fails due to safety or efficacy issues, the results from preclinical testing of AZD-103 are not predictive of results obtained in clinical trials, that any patents will issue with respect to AZD-103 or that, even if issued, whether such patents would provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or Elan and Transition encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with Elan's drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission. For more detailed information on the risks and uncertainties associated with Transition's drug development and other activities, see the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions. Elan and Transition assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW 02:30e 27-SEP-06